Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the First Quarter of 2024

BEIJING, CHINA, May 28, 2024 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in mainland China’s online social networking space, today announced its unaudited financial results for the first quarter of 2024.

First Quarter of 2024 Highlights

•	Net revenues decreased by 9.2% year over year to RMB2,560.4 million (US$354.6 million*) in the first quarter of 2024.

•	Net income attributable to Hello Group Inc. decreased to RMB5.2 million (US$0.7 million) in the first quarter of 2024, from RMB390.3 million in the same period of 2023.

•

Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB59.9 million (US$8.3 million) in the first quarter of 2024, from RMB471.9 million in the same period of 2023, mainly due to the accrual of withholding income tax of RMB448.6 million (US$62.1 million) on historical undistributed earnings generated by our wholly-foreign owned enterprise (“WFOE”).

•	Diluted net income per American Depositary Share (“ADS”) was RMB0.03 (US$0.00) in the first quarter of 2024, compared to RMB1.96 in the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB0.31 (US$0.04) in the first quarter of 2024, compared to RMB2.36 in the same period of 2023.

•	Monthly Active Users (“MAU”) on Tantan app were 13.7 million in March 2024, compared to 19.5 million in March 2023.

•

For the Momo app total paying users was 7.1 million for the first quarter of 2024, compared to 7.8 million for the same period last year. Tantan had 1.1 million paying users for the first quarter of 2024 compared to 1.6 million from the year ago period.

“We have made steady progress in implementing our strategic priorities for Momo, Tantan, and our new endeavors since the beginning of the year,” commented Yan Tang, Chairman and CEO of Hello Group. “Product innovation and our ability to leverage technological advancements have enabled Momo to play an important role in helping users discover new relationships and build meaningful interactions. This has laid a solid foundation for us to maintain user and revenue scale over the long term. I am also glad to see that our overseas team has accelerated the localization process to drive continued growth in the new endeavors. We look forward to delivering high quality social and entertainment services to a much broader user base global wise.”

First Quarter of 2024 Financial Results

Net revenues

Total net revenues were RMB2,560.4 million (US$354.6 million) in the first quarter of 2024, a decrease of 9.2% from RMB2,818.9 million in the first quarter of 2023.

Live video service revenues were RMB1,238.5 million (US$171.5 million) in the first quarter of 2024, a decrease of 13.3% from RMB1,429.3 million during the same period of 2023. The decrease was primarily attributable to our proactive operational adjustments to de-emphasise large scale competition events in the Momo app and a soft consumer sentiment in the current macro environment, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2203 to US$1.00, the effective noon buying rate for March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,294.4 million (US$179.3 million) in the first quarter of 2024, a decrease of 4.9% from RMB1,361.5 million during the same period of 2023. The decrease was primarily due to our product adjustments to improve Momo app’s ecosystem as well as the impact of the macro economy on consumer sentiment, and to a lesser extent, the decline in Tantan’s paying users. The decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing revenues were RMB26.6 million (US$3.7 million) in the first quarter of 2024, an increase of 26.2% from RMB21.1 million during the same period of 2023.

Mobile games revenues were RMB0.4 million (US$0.1 million) in the first quarter of 2024, a decrease of 88.3% from RMB3.7 million in the first quarter of 2023.

Net revenues from the Momo segment decreased from RMB2,510.1 million in the first quarter of 2023 to RMB2,318.9 million (US$321.2 million) in the first quarter of 2024, primarily due to the decrease in net revenues from value-added service and live video service on Momo app. The decrease was partially offset by the revenue growth of the new standalone apps. Net revenues from the Tantan segment decreased from RMB308.6 million in the first quarter of 2023 to RMB241.5 million (US$33.4 million) in the first quarter of 2024, mainly due to the decrease in net revenues from live video service, and to a lesser extent, the decrease from value-added service.

Cost and expenses

Cost and expenses were RMB2,120.0 million (US$293.6 million) in the first quarter of 2024, a decrease of 12.4% from RMB2,419.1 million in the first quarter of 2023. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to live video service on Momo app and Tantan app, and a decrease in revenue sharing with virtual gift recipients of virtual gift service on Momo app. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value; (c) a decrease in sales and marketing expenses due to less marketing and promotional spend on live video service and our strategy to trim inefficient channel marketing spend.

Non-GAAP cost and expenses (note 1) were RMB2,065.3 million (US$286.0 million) in the first quarter of 2024, a decrease of 11.6% from RMB2,337.4 million during the same period of 2023.

Income from operations

Income from operations was RMB460.3 million (US$63.8 million) in the first quarter of 2024, compared to RMB436.2 million during the same period of 2023. Income from operations of the Momo segment was RMB434.0 million (US$60.1 million) in the first quarter of 2024, which decreased from RMB435.0 million in the first quarter of 2023. Income from operations of the Tantan segment was RMB28.6 million (US$4.0 million) in the first quarter of 2024, which increased from RMB5.2 million in the first quarter of 2023.

Non-GAAP income from operations (note 1) was RMB515.0 million (US$71.3 million) in the first quarter of 2024, compared to RMB517.8 million during the same period of 2023. Non-GAAP income from operations of the Momo segment was RMB488.5 million (US$67.7 million) in the first quarter of 2024, which decreased from RMB507.5 million in the first quarter of 2023. Non-GAAP income from operations of the Tantan segment was RMB28.8 million (US$4.0 million) in the first quarter of 2024, compared to RMB14.5 million in the first quarter of 2023.

Income tax expenses

Income tax expenses were RMB557.6 million (US$77.2 million) in the first quarter of 2024, compared to RMB122.6 million in the first quarter of 2023. In the first quarter of 2024, we accrued an income tax expenses of RMB109.0 million (US$15.1 million) associated with the profit generated in this quarter. Additionally, we accrued a withholding income tax of RMB448.6 million (US$62.1 million) associated with our WFOE’s historical undistributed earnings for the potential remittance of earnings from our WFOE to its offshore parent company in the form of dividend distribution. Because we believe that we might continue to distribute the WFOE’s undistributed earnings in the future to fund our demands in overseas business operations, payments of dividends, potential investments, etc, to be prudent, we accrued withholding tax on the total balance of undistributed earnings of our WFOE as of March 31, 2024. From the first quarter of 2024, dividends paid by our wholly foreign-owned subsidiary in the Chinese mainland to its offshore parent company in Hong Kong are qualified for the preferential withholding tax rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, instead of the normal withholding tax rate of 10%.

Net income

Net income was RMB5.2 million (US$0.7 million) in the first quarter of 2024, compared to RMB389.5 million during the same period of 2023. Net loss of the Momo segment was RMB20.8 million (US$2.9 million) in the first quarter of 2024, compared to a net income of RMB389.0 million in the same period of 2023. Net income from the Tantan segment was RMB28.2 million (US$3.9 million) in the first quarter of 2024, compared to RMB4.5 million in the first quarter of 2023.

Non-GAAP net income (note 1) was RMB59.9 million (US$8.3 million) in the first quarter of 2024, compared to RMB471.1 million during the same period of 2023. Non-GAAP net income from the Momo segment was RMB33.7 million (US$4.7 million) in the first quarter of 2024, which decreased from RMB461.5 million in the first quarter of 2023. Non-GAAP net income of the Tantan segment was RMB28.4 million (US$3.9 million) in the first quarter of 2024, compared to RMB13.7 million in the first quarter of 2023.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB5.2 million (US$0.7 million) in the first quarter of 2024, compared to RMB390.3 million during the same period of 2023.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB59.9 million (US$8.3 million) in the first quarter of 2024, compared to RMB471.9 million during the same period of 2023.

Net income per ADS

Diluted net income per ADS was RMB0.03 (US$0.00) in the first quarter of 2024, compared to RMB1.96 in the first quarter of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB0.31 (US$0.04) in the first quarter of 2024, compared to RMB2.36 in the first quarter of 2023.

Cash and cash flow

As of March 31, 2024, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB15,115.8 million (US$2,093.5 million), compared to RMB13,478.5 million as of December 31, 2023.

Net cash provided by operating activities in the first quarter of 2024 was RMB400.2 million (US$55.4 million), compared to RMB451.1 million in the first quarter of 2023.

Recent Development

Payment of a special cash dividend

In March 2024, Hello Group’s board of directors declared a special cash dividend in the amount of US$0.54 per ADS, or US$0.27 per ordinary share. The cash dividend was paid on April 30, 2024 to shareholders of record at the close of business on April 12, 2024. The aggregate amount of cash dividends paid was US$98.9 million.

Share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares up to June 6, 2024 (the “Share Repurchase Program”). On March 14, 2024, Hello Group’s board of directors approved to amend the Share Repurchase Program to (i) extend the term of the Share Repurchase Program up to June 30, 2026, and (ii) upsize the Share Repurchase Program so that the Company is authorized to, from time to time, acquire up to an aggregate of US$286.1 million worth of its shares in the form of ADSs and/or the ordinary shares of the Company in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of May 28, 2024, the Company has repurchased 22.3 million ADSs for US$122.6 million on the open market under Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024, at an average purchase price of US$5.48 per ADS.

Business Outlook

For the second quarter of 2024, the Company expects total net revenues to be between RMB2.65 billion to RMB2.75 billion, representing a decrease of 15.5% to 12.4% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, May 28, 2024, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on May 28, 2024).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10039014-cp8m51.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through June 4, 2024. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10039014

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in mainland China’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, Duidui and Tietie, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the second quarter of 2024, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2024 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2024 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2023	2024	2024
	RMB	RMB	US$
Net revenues:
Live video service	1,429,340	1,238,541	171,536
Value-added service	1,361,469	1,294,376	179,269
Mobile marketing	21,071	26,595	3,683
Mobile games	3,699	432	60
Other services	3,279	476	66

Total net revenues	2,818,858	2,560,420	354,614
Cost and expenses:
Cost of revenues	(1,664,188)	(1,503,008)	(208,164)
Research and development	(236,803)	(192,191)	(26,618)
Sales and marketing	(379,786)	(293,431)	(40,640)
General and administrative	(138,298)	(131,381)	(18,196)

Total cost and expenses	(2,419,075)	(2,120,011)	(293,618)
Other operating income, net	36,394	19,906	2,757

Income from operations	436,177	460,315	63,753
Interest income	99,787	121,107	16,773
Interest expense	(10,415)	(23,698)	(3,282)
Other gain or loss, net	—	(9,245)	(1,280)

Income before income tax and share of (loss) income on equity method investments	525,549	548,479	75,964
Income tax expenses	(122,613)	(557,613)	(77,229)

Income (loss) before share of income on equity method investments	402,936	(9,134)	(1,265)
Share of (loss) income on equity method investments	(13,475)	14,318	1,983

Net income	389,461	5,184	718

Less: net loss attributable to non-controlling interest	(828)	—	—

Net income attributable to the shareholders of Hello Group Inc.	390,289	5,184	718

Net income per share attributable to ordinary shareholders
Basic	1.04	0.01	0.00
Diluted	0.98	0.01	0.00
Weighted average shares used in calculating net income per ordinary share
Basic	377,017,080	374,650,649	374,650,649
Diluted	409,102,277	389,278,806	389,278,806

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2023	2024	2024
	RMB	RMB	US$
Net income	389,461	5,184	718
Other comprehensive income, net of tax:
Foreign currency translation adjustment	2,181	54,894	7,603

Comprehensive income	391,642	60,078	8,321
Less: comprehensive (loss) income attributed to the non-controlling interest	(1,670)	3,084	427

Comprehensive income attributable to Hello Group Inc.	393,312	56,994	7,894

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	March 31	March 31
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,620,466	6,023,224	834,207
Short-term deposits	1,270,626	1,129,454	156,428
Restricted cash	10,147	1,504,307	208,344
Accounts receivable, net of allowance for doubtful accounts of RMB12,780 and RMB12,497 as of December 31, 2023 and March 31, 2024, respectively	201,517	189,561	26,254
Amounts due from related parties	7,258	—	—
Prepaid expenses and other current assets	723,364	823,251	114,019

Total current assets	7,833,378	9,669,797	1,339,252
Long-term deposits	3,924,975	3,805,075	526,997
Long-term restricted cash	2,652,299	2,653,744	367,539
Right-of-use assets, net	109,572	116,607	16,150
Property and equipment, net	659,033	688,699	95,384
Intangible assets, net	17,086	15,806	2,189
Rental deposits	12,962	13,766	1,907
Long-term investments	786,911	710,557	98,411
Amounts due from RPT-non current	20,000	—	—
Other non-current assets	180,052	200,649	27,790
Deferred tax assets	31,741	34,240	4,742

Total assets	16,228,009	17,908,940	2,480,361

Liabilities and equity
Current liabilities
Accounts payable	616,681	604,398	83,711
Deferred revenue	442,805	459,797	63,681
Accrued expenses and other current liabilities	630,617	564,205	78,141
Amounts due to related parties	4,314	—	—
Lease liabilities due within one year	60,008	66,136	9,160
Income tax payable	94,719	100,756	13,955
Deferred consideration in connection with business acquisitions	27,261	27,723	3,840
Long-term borrowings, current portion	215,615	217,094	30,067
Dividends payable	—	714,120	98,904
Short-term borrowings	—	1,334,664	184,849

Total current liabilities	2,092,020	4,088,893	566,308
Deferred tax liabilities	24,987	391,502	54,222
Convertible Senior Notes	19,571	19,920	2,759
Long-term borrowings	1,938,385	1,938,169	268,433
Lease liabilities	52,171	52,487	7,269
Other non-current liabilities	114,085	139,721	19,351

Total liabilities	4,241,219	6,630,692	918,342
Shareholder’s equity (i)	11,986,790	11,278,248	1,562,019

Total liabilities and shareholder’s equity	16,228,009	17,908,940	2,480,361

(i):	As of March 31, 2024, the number of ordinary shares outstanding was 370,162,906.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2023	2024	2024
	RMB	RMB	US$
Cash flows from operating activities:
Net income	389,461	5,184	718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	22,844	14,310	1,982
Amortization of intangible assets	1,279	1,279	177
Share-based compensation	81,657	54,670	7,572
Share of loss (income) on equity method investments	13,475	(14,318)	(1,983)
Loss on long-term investments	—	9,245	1,280
Gain or loss on disposal of property and equipment	67	258	36
Provision of loss on receivable and other assets	9,182	1,776	246
Changes in operating assets and liabilities:
Accounts receivable	(548)	10,980	1,521
Prepaid expenses and other current assets	24,352	(9,677)	(1,340)
Amounts due from related parties	55	—	—
Rental deposits	—	(802)	(111)
Deferred tax assets	440	(2,498)	(346)
Other non-current assets	(7,485)	(7,597)	(1,052)
Accounts payable	20,379	(17,454)	(2,417)
Income tax payable	(6,393)	6,036	836
Deferred revenue	(8,811)	16,674	2,309
Accrued expenses and other current liabilities	(132,733)	(56,800)	(7,867)
Amount due to related parties	3,169	—	—
Deferred tax liabilities	34,120	365,011	50,553
Other non-current liabilities	6,564	23,893	3,309

Net cash provided by operating activities	451,074	400,170	55,423
Cash flows from investing activities:
Purchase of property and equipment	(10,234)	(44,176)	(6,118)
Purchase of short-term deposits	(497,342)	—	—
Cash received on maturity of short-term deposits	900,000	300,000	41,550
Purchase of long-term deposits	—	(718,860)	(99,561)
Cash received on maturity of long—term deposits	—	718,860	99,561
Cash received from sales of long-term investment	—	2,000	277
Other investing activities	738	385	53

Net cash provided by investing activities	393,162	258,209	35,762
Cash flows from financing activities:
Proceeds from exercise of share options	3	11	2
Payment in relation to the share repurchase program	(3,237)	(112,261)	(15,548)
Repurchase of subsidiary’s share options	(1,539)	—	—
Proceeds from short-term borrowings	—	1,331,635	184,429
Repayment of long-term borrowings	—	(215)	(30)
Payment for redemption of convertible bonds	(478,786)	—	—

Net cash (used in) provided by financing activities	(483,559)	1,219,170	168,853
Effect of exchange rate changes	(9,426)	20,814	2,882

Net increase in cash and cash equivalents	351,251	1,898,363	262,920
Cash, cash equivalents and restricted cash at the beginning of period	5,198,601	8,282,912	1,147,170
Cash, cash equivalents and restricted cash at the end of period	5,549,852	10,181,275	1,410,090

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months			Three months
	Ended March 31, 2023			Ended March 31, 2024			Ended March 31, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,664,188)	1,635	(1,662,553)	(1,503,008)	1,882	(1,501,126)	(208,164)	261	(207,903)
Research and development	(236,803)	22,372	(214,431)	(192,191)	8,786	(183,405)	(26,618)	1,217	(25,401)
Sales and marketing	(379,786)	7,746	(372,040)	(293,431)	6,117	(287,314)	(40,640)	847	(39,793)
General and administrative	(138,298)	49,904	(88,394)	(131,381)	37,885	(93,496)	(18,196)	5,247	(12,949)

Cost and operating expenses	(2,419,075)	81,657	(2,337,418)	(2,120,011)	54,670	(2,065,341)	(293,618)	7,572	(286,046)
Income from operations	436,177	81,657	517,834	460,315	54,670	514,985	63,753	7,572	71,325
Net income attributable to Hello Group Inc.	390,289	81,657	471,946	5,184	54,670	59,854	718	7,572	8,290

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,150,844	87,697	—	1,238,541	171,536
Value-added service	1,149,285	145,091	—	1,294,376	179,269
Mobile marketing	17,893	8,702	—	26,595	3,683
Mobile games	432	—	—	432	60
Other services	434	—	42	476	66

Total net revenues	2,318,888	241,490	42	2,560,420	354,614
Cost and expenses (ii):
Cost of revenues	(1,392,824)	(110,184)	—	(1,503,008)	(208,164)
Research and development	(150,861)	(41,330)	—	(192,191)	(26,618)
Sales and marketing	(236,659)	(54,482)	(2,290)	(293,431)	(40,640)
General and administrative	(123,752)	(7,591)	(38)	(131,381)	(18,196)

Total cost and expenses	(1,904,096)	(213,587)	(2,328)	(2,120,011)	(293,618)
Other operating income	19,158	724	24	19,906	2,757

Income (loss) from operations	433,950	28,627	(2,262)	460,315	63,753
Interest income	120,958	147	2	121,107	16,773
Interest expense	(23,698)	—	—	(23,698)	(3,282)
Other gain or loss, net	(9,245)	—	—	(9,245)	(1,280)

Income (loss) before income tax and share of income on equity method investments	521,965	28,774	(2,260)	548,479	75,964
Income tax expenses	(557,079)	(534)	—	(557,613)	(77,229)

(Loss) income before share of income on equity method investments	(35,114)	28,240	(2,260)	(9,134)	(1,265)
Share of income on equity method investments	14,318	—	—	14,318	1,983

Net (loss) income	(20,796)	28,240	(2,260)	5,184	718

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended March 31, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,878	4	—	1,882	261
Research and development	8,638	148	—	8,786	1,217
Sales and marketing	6,117	—	—	6,117	847
General and administrative	37,874	11	—	37,885	5,247

Total cost and expenses	54,507	163	—	54,670	7,572

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	433,950	28,627	(2,262)	460,315	63,753
Share-based compensation	54,507	163	—	54,670	7,572

Non-GAAP income (loss) from operations	488,457	28,790	(2,262)	514,985	71,325
Net (loss) income	(20,796)	28,240	(2,260)	5,184	718
Share-based compensation	54,507	163	—	54,670	7,572

Non-GAAP net income (loss)	33,711	28,403	(2,260)	59,854	8,290

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,289,718	139,622	—	1,429,340	208,128
Value-added service	1,193,544	167,925	—	1,361,469	198,246
Mobile marketing	20,021	1,050	—	21,071	3,068
Mobile games	3,699	—	—	3,699	539
Other services	3,137	—	142	3,279	477

Total net revenues	2,510,119	308,597	142	2,818,858	410,458
Cost and expenses (iii):
Cost of revenues	(1,500,531)	(163,114)	(543)	(1,664,188)	(242,325)
Research and development	(169,308)	(67,495)	—	(236,803)	(34,481)
Sales and marketing	(312,640)	(65,852)	(1,294)	(379,786)	(55,301)
General and administrative	(128,078)	(7,746)	(2,474)	(138,298)	(20,138)

Total cost and expenses	(2,110,557)	(304,207)	(4,311)	(2,419,075)	(352,245)
Other operating income, net	35,478	854	62	36,394	5,299

Income (loss) from operations	435,040	5,244	(4,107)	436,177	63,512
Interest income	99,531	204	52	99,787	14,530
Interest expense	(10,415)	—	—	(10,415)	(1,517)

Income (loss) before income tax and share of income on equity method investments	524,156	5,448	(4,055)	525,549	76,525
Income tax expenses	(121,642)	(971)	—	(122,613)	(17,854)

Income (loss) before share of income on equity method investments	402,514	4,477	(4,055)	402,936	58,671
Share of loss on equity method investments	(13,475)	—	—	(13,475)	(1,962)

Net income (loss)	389,039	4,477	(4,055)	389,461	56,709

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended March 31, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,618	17	—	1,635	238
Research and development	13,170	9,202	—	22,372	3,258
Sales and marketing	7,741	5	—	7,746	1,128
General and administrative	49,896	8	—	49,904	7,267

Total cost and expenses	72,425	9,232	—	81,657	11,891

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate for March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	435,040	5,244	(4,107)	436,177	63,512
Share-based compensation	72,425	9,232	—	81,657	11,891

Non-GAAP income (loss) from operations	507,465	14,476	(4,107)	517,834	75,403
Net income (loss)	389,039	4,477	(4,055)	389,461	56,709
Share-based compensation	72,425	9,232	—	81,657	11,891

Non-GAAP net income (loss)	461,464	13,709	(4,055)	471,118	68,600